# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Boston Omaha Corporation, CIK 0001494582
CUSIP: 101044105
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 1601 Dodge Street, Suite 3300, Omaha, Nebraska (NE), 68102
Date of event which requires filing of this statement: 09/11/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001618333
Persons authorized to receive notices and communications: Adam K. Peterson, 1601 Dodge Street, Suite 3300, Omaha, Nebraska (NE), 68102, 402-509-8456

## Reporting persons
- Magnolia Capital Fund, LP (CIK 0001618333): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 580,558; sole dispositive power 0; shared dispositive power 580,558; aggregate amount beneficially owned 580,558 (1.9% of the class)
- Magnolia BOC I, LP (CIK 0001732690): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,589,253; sole dispositive power 0; shared dispositive power 5,589,253; aggregate amount beneficially owned 5,589,253 (18.7% of the class)
- The Magnolia Group, LLC (CIK 0001618376): type of reporting person: investment adviser (IA); citizenship or place of organization: Nebraska (NE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,169,811; sole dispositive power 0; shared dispositive power 6,169,811; aggregate amount beneficially owned 6,169,811 (20.6% of the class)
- Adam K. Peterson (CIK 0001667769): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 6,756,842; sole dispositive power 0; shared dispositive power 6,756,842; aggregate amount beneficially owned 6,756,842 (22.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.001 per share
Name of issuer: Boston Omaha Corporation
Address of issuer's principal executive offices: 1601 Dodge Street, Suite 3300, Omaha, Nebraska (NE), 68102

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by Magnolia Capital Fund, LP ("MCF"), Magnolia BOC I, LP ("BOC I"), The Magnolia Group, LLC ("TMG"), a registered investment adviser, and Adam K. Peterson (each a "Reporting Person" and, collectively, the "Reporting Persons") with respect to shares of common stock, par value $0.001 per share of the Issuer (the, "Common Stock") owned directly by MCF, BOC I, TMG, and Adam K. Peterson.
Residence or business address: The principal business address of each of the Reporting Persons is 1601 Dodge Street, Suite 3300, Omaha, Nebraska 68102.
Present principal occupation or employment: TMG is the general partner of MCF and BOC I. Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the Common Stock held by MCF and BOC I and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by MCF and BOC I. TMG and Mr. Peterson disclaim beneficial ownership of the Common Stock held by MCF and BOC I. Mr. Peterson may exercise voting and dispositive power over the Common Stock he holds directly for his own account and that are held in the account of TMG.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: MCF and BOC I are Delaware limited partnerships. TMG is a Nebraska limited liability company and registered investment adviser. Mr. Peterson is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
(1) In exercising Class B warrants, MCF purchased 1,262 shares for $10,096.00 and 51,516 shares for $515,160.00, totaling 52,778 shares for $525,256.00.

(2) Adam K. Peterson directly holds 586,155 shares of Common Stock. Mr. Peterson indirectly purchased 876 shares for his minor children's accounts at a cost basis of $15,017.33 on September 11, 2023. 87,962 of the shares held directly by Mr. Peterson were originally purchased by MCF and distributed in-kind to Mr. Peterson effective as of June 30, 2018 at a cost basis of $1,011,033.67. Consideration for these shares, when originally purchased, came from the working capital of MCF. Effective as of May 28, 2020, 9,375 additional shares of Common Stock were purchased by Mr. Peterson at a cost basis of $150,000. The shares were purchased by Mr. Peterson. 137,927 of the shares held directly by Mr. Peterson were originally held by BOC II and distributed in-kind to Mr. Peterson on June 23, 2021 at a cost basis of $2,621,819.20. 193,791 of the shares held directly by Mr. Peterson were originally held by BOC and distributed in-kind to Mr. Peterson on July 26, 2021 at a cost basis of $4,398,865.30. 93,176 of the shares held directly by Mr. Peterson were originally held by TMG and distributed in-kind to Mr. Peterson at a cost basis of $1,070,961.18 on November 22, 2022.

(3) BOC I directly holds 5,589,253 shares of Common Stock. 1,888,412 shares of the Common Stock were purchased by TMG for the benefit of BOC I at an aggregated price of approximately $44,000,000, and consideration for these shares of Common Stock came from working capital of BOC I. Effective as of June 30, 2018, 2,894,120 additional shares of Common Stock were contributed in-kind to BOC I, at an original cost basis at the time of purchase of $33,264,874.98, and consideration for these shares of Common Stock, when originally purchased, came from the working capital of MCF. Effective as of February 1, 2019, 2,896,989 additional shares of Common Stock were contributed in-kind to BOC I by one of its limited partners, at an original cost basis at the time of purchase of approximately $67,499,844, and consideration for these shares of Common Stock, when originally purchased, came from the working capital of the limited partners, at an original cost basis at the time of purchase of approximately $2,448,252, and consideration for these shares of Common Stock, when originally purchased, came from the working capital of the limited partner that contributed the shares. Effective as of July 26, 2021, BOC I distributed to its limited partners 970,842 shares of the Common Stock at an aggregated cost basis of approximately $11,292,085.76. Effective May 25, 2022, 1,400,000 additional shares of Common Stock were distributed in-kind to its limited partners at an aggregate cost basis of approximately $15,330,808.22.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business. All purchases of the Common Stock were based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Given the Reporting Persons' ownership percentage of, and Mr. Peterson's role with, the Issuer, the Reporting Persons holding of the Common Stock may have the purpose or effect of controlling the Issuer.

Although Reporting Persons have no specific plan or proposal to acquire additional Common Stock or dispose of Common Stock, Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Currently, the Reporting Persons beneficially own 6,176,284 shares of Class A common stock and 580,558 shares of Class B common stock.

The Class B common stock is convertible at any time, at the holder's election and for no additional consideration, into shares of Class A common stock on a one-on-one basis. The conversion right has no expiration date.

Based on the foregoing:

Mr. Peterson may be deemed the beneficial owner of 6,756,842 shares of Common Stock held for himself and the accounts of MCF and BOC I.

TMG may be deemed the beneficial owner of 6,169,811 shares of Common Stock held for itself and the accounts of MCF and BOC I.

MCF may be deemed the beneficial owner of 580,558 shares of Common Stock that it holds.

BOC I may be deemed the beneficial owner of 5,589,253 shares of Common Stock that it holds.

The Issuer's 10-Q, filed on August 12, 2026, listed 29,546,008 shares of the Issuer's Class A common stock outstanding, and 580,558 shares of Class B common stock outstanding. Due to press release issued on September 11, 2026 regarding the Share Repurchase Program, the estimated updated outstanding shares are 29,298,236 shares of the Issuer's Class A common stock outstanding, and 580,558 shares of Class B common stock outstanding. The shares beneficially owned, in total, represent approximately 22.6% of the shares issued and outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 5(b) for each such Reporting Person.
Transactions in the class effected during the past sixty days: No acquisition or disposition by the Reporting Persons has occurred in the past 60 days. The Reporting Persons file this Schedule 13D amendment to report a change in their beneficial ownership percentage resulting from a stock buyback conducted by the Issuer.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares Common Stock beneficially owned by each of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This item is not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The powers of disposition and voting of the shares held for MCF are held pursuant to a limited partnership agreement entered into between MCF and TMG. The powers of disposition and voting of the shares held for BOC I are held pursuant to a limited partnership agreement entered into by and between BOC I and TMG. As described above in Item 2, Mr. Peterson is the managing member of TMG.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement

## Signatures
- Magnolia Capital Fund, LP: /s/ Adam K. Peterson, Adam K. Peterson, Manager (09/15/2026)
- Magnolia BOC I, LP: /s/ Adam K. Peterson, Adam K. Peterson, Manager (09/15/2026)
- The Magnolia Group, LLC: /s/ Adam K. Peterson, Adam K. Peterson, Manager (09/15/2026)
- Adam K. Peterson: /s/ Adam K. Peterson, Adam K. Peterson, Manager (09/15/2026)